SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)(1)


                        XM Satellite Radio Holdings Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  983759-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            John D. Hardy, Jr., Esq.
                             O'Melveny & Myers LLP
                             400 South Hope Street
                         Los Angeles, California 90071
                                 (213) 430-6000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 22, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 9 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.983759-10-1               Schedule 13D                Page 2 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     American Honda Motor Co., Inc. ("American Honda")
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            Item 2(d) [_]
                                                            Item 2(e) [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         26,531,023

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         26,531,023

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

CUSIP No.983759-10-1               Schedule 13D                Page 3 of 9 Pages


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,531,023

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.983759-10-1               Schedule 13D                Page 4 of 9 Pages


________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 8 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Class A Common Stock of the Issuer filed by American Honda with the Securities and Exchange Commission on August 22, 2000, as amended prior hereto (as so amended, the "Initial Schedule 13D"). Capitalized terms used in this Amendment No. 8 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

     This Amendment No. 8 is being made to reflect that, as of November 22, 2004, American Honda entered into certain agreements and amendments to existing agreements with respect to securities of the Issuer. Except as otherwise set forth herein, this Amendment No. 8 does not modify any of the information previously reported by American Honda in the Initial Schedule 13D.

________________________________________________________________________________

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended and restated in its entirety as follows:

     The statement on Schedule 13D is being filed by American Honda Motor Co., Inc. ("American Honda"), with principal executive offices at 1919 Torrance Boulevard, Torrance, California 90501-2746. American Honda is in the business of distributing automobiles, motorcycles and power equipment products.

     Honda Motor Co., Ltd., a Japanese corporation ("Honda Motor"), is the sole shareholder of American Honda and has principal executive offices at 1-1, Minami Aoyama 2 chome, Minato-Ku, Tokyo, Japan. Honda Motor is in the business of manufacturing automobiles, motorcycles and power equipment products.

      Following is a list of the identity, citizenship, position and principal occupation of each executive officer and director of Honda Motor and American Honda, as of a recent practicable date.

                                   Honda Motor

Executive Officer/Director(Citizenship)     Position/Principal Occupation
--------------------------------------      -----------------------------

  Takeo Fukui (Japan citizen)               President and CEO

  Koichi Amemiya (Japan citizen)            EVP & Representative Director
                                            President of Honda North
                                            America, Inc.

  Michiyoshi Hagino (Japan citizen)         Senior Managing & Representative
                                            Director

  Minoru Harada (Japan citizen)             Senior Managing & Representative
                                            Director
                                            COO, Motorcycle Operations

CUSIP No.983759-10-1               Schedule 13D                Page 5 of 9 Pages


  Motoatsu Shiraishi (Japan citizen)        Senior Managing & Representative
                                            Director
                                            COO, Production Operations

  Satoshi Aoki (Japan citizen)              Senior Managing & Representative
                                            Director
                                            Chief Financial Officer
                                            COO, Business Management
                                            Operations

  Satoshi Dobashi (Japan citizen)           Senior Managing & Representative
                                            Director
                                            COO, Regional Sales
                                            Operations (Japan)


                                 American Honda

Executive Officer/Director(Citizenship)     Position/Principal Occupation
--------------------------------------      -----------------------------

  Koichi Amemiya (Japan Citizen)            Director President of Honda North
                                            America, Inc.

  Koichi Kondo (Japan Citizen)              Director President & CEO

  Koki Hirashima (Japan Citizen)            Director
                                            President of Honda of
                                            America Manufacturing, Inc.

  Richard E. Colliver (US Citizen)          Director
                                            EVP - Honda Sales and Acura

  Thomas G. Elliott (US Citizen)            Director
                                            EVP - Auto Operations

  Chester L. Hale (US Citizen)              Director
                                            EVP - Product Regulatory Office

  Hideo Takemura (Japan Citizen)            Director
                                            EVP - Auto Parts &
                                            Service/Technical Operations

  Shinichi Sakamoto (Japan Citizen)         VP - Finance and Treasurer

  Hiroshi Matsumoto (Japan Citizen)         VP - Human Resources &
                                            Administration and Secretary

CUSIP No.983759-10-1               Schedule 13D                Page 6 of 9 Pages


     Neither American Honda, Honda Motor, nor, to the best knowledge of each of them, any of their respective executive officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
________________________________________________________________________________

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated in its entirety as follows:

     By virtue of the Director Designation Agreement described in the response to Item 6, which currently contains certain voting agreements formerly contained in the Amended and Restated Shareholders Agreement (as currently amended as the Third Amended and Restated Shareholders and Noteholders Agreement described in the response to Item 6), American Honda may be deemed to be a part of a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act")) that is comprised of the following entities: (1) Clear Channel Investments, Inc. ("Clear Channel") and (2) American Honda. American Honda expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the other members of the group, and the filing of this statement on
Schedule 13D by American Honda is not an admission by American Honda that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Common Stock held by the other members of the group.


     Based solely upon information provided to American Honda by the Issuer (the "Available Data"), American Honda believes that, as of November 30, 2004, (a) the members of the group beneficially owned the number of shares of Class A Common Stock set forth in the table below, constituting in each case that percentage of the Class A Common Stock outstanding on such date set forth in the table, (b) the Series C Preferred Stock was convertible into Class A Common Stock at the conversion price of $8.79 per share, (c) the 10% Convertible Notes were convertible into Class A Common Stock at the conversion price of $3.18 per share and (d) there were 205,125,721 shares of Class A Common Stock outstanding. The Issuer's Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Convertible Preferred Stock"), is convertible into Class A Common Stock on a one-for-one basis.

     Name of Beneficial Owner   Number of Shares       Percentage
     ------------------------   ----------------       ----------

     Clear Channel                 8,329,877               4.1%
     American Honda               26,531,023              11.5%

     American Honda holds of record 50,000 shares of Series C Preferred Stock, which as of November 30, 2004 were convertible into 7,711,415 shares of Class A Common Stock. American Honda holds of record $50,000,000 in initial value of 10% Convertible Notes, which as of November 30, 2004 were convertible into 18,819,608 shares of Class A Common Stock. American Honda has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the Class A Common Stock to which this statement on Schedule 13D relates.

CUSIP No.983759-10-1               Schedule 13D                Page 7 of 9 Pages


     Based solely upon the information set forth in the Issuer's Registration Statement on Form S-1, No. 333-39176, filed with the Securities and Exchange Commission on June 13, 2000 (the "Registration Statement"), and on the Available Data, American Honda believes that: (1) on October 8, 1999, Clear Channel acquired from the Issuer in a private placement 8,089,877 shares of Class A Common Stock upon conversion of $75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to Clear Channel by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Clear Channel acquired 240,000 shares of the Class A Common Stock in the Issuer's initial public offering (the "Offering"), at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock. Based solely on information provided by the Issuer, American Honda believes that Clear Channel has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of Class A Common Stock it beneficially owns. Based solely on public filings made by Clear Channel with the Securities and Exchange Commission, American Honda believes that Clear Channel has entered into a equity derivatives contract for the purpose of hedging and/or monetizing its investment in the Class A Common Stock.

     American Honda does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock described herein.

     Except for transactions reported to the Securities and Exchange Commission on Schedule 13D, on statements under Section 16 of the Exchange Act or otherwise, neither American Honda, Honda Motor, nor, to the knowledge of American Honda, any of the beneficial owners listed above (the "Reporting Persons") has engaged in any other transactions in the Class A Common Stock within the past 60 days or beneficially owns any shares of the Issuer's capital stock.

     Except for transactions reported to the Securities and Exchange Commission on Schedule 13D, on statements under Section 16 of the Exchange Act or otherwise, to the best knowledge of American Honda, none of the executive officers or directors of American Honda, Honda Motor or any of the Reporting Persons has effected any transactions in the Class A Common Stock within the past 60 days or beneficially owns any shares of the Issuer's capital stock.

CUSIP No.983759-10-1               Schedule 13D                Page 8 of 9 Pages


________________________________________________________________________________
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended to add the following:

     Exhibit 23    Consent and Waiver (Series C Preferred Stock)

     Exhibit 24    Consent and Waiver (10% Convertible Notes)

     Exhibit 25    Lock-Up Agreement

CUSIP No.983759-10-1               Schedule 13D                Page 9 of 9 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 31, 2005


                                        AMERICAN HONDA MOTOR CO., INC.



                                        By:  /S/ SHINICHI SAKAMOTO
                                            ------------------------------------
                                                Shinichi Sakamoto
                                                Treasurer




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       ------------

Exhibit 23        Consent and Waiver (Series C Preferred Stock)

Exhibit 24        Consent and Waiver (10% Convertible Notes)

Exhibit 25        Lock-Up Agreement